UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                             ADVANCED PHOTONIX, INC.
                             -----------------------

                                (Name of Issuer)

                     Common Stock, par value $.001 per share
               ----------------------------------------------------
                         (Title of Class of Securities)

                                   00754E-10-7
                             -----------------------
                                 (CUSIP Number)

                 Jeffrey P. Gray Wildman, Harrold, Allen & Dixon
                    225 West Wacker Drive, Chicago, IL 60606
                    ----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications)

                                  June 24, 1998
             ------------------------------------------------------
            (Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
       --------------------                           ------------------
      CUSIP NO. 00754E-10-7                            Page 2 of 3 Pages

--------- ----------------------------------------------------------------------
          NAME OF REPORTING PERSON                               HAYDEN LEASON
   1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON        ###-##-####

--------- ----------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
   2
                                                                     (b)  [   ]
--------- ----------------------------------------------------------------------
          SEC USE ONLY
   3

--------- ----------------------------------------------------------------------
          SOURCE OF FUNDS*
   4                                                      PF

--------- ----------------------------------------------------------------------
          CHECK THE BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   5      TO ITEMS 2(d) OR 2(e)

--------- ----------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
   6      United States

--------- ----------------------------------------------------------------------
                                SOLE VOTING POWER
      NUMBER OF             7     2,304,100
       SHARES               ----------------------------------------------------
     BENEFICIALLY               SHARED VOTING POWER
     OWNED BY               8
       EACH                 ----------------------------------------------------
     REPORTING                  SOLE DISPOSITIVE POWER
   PERSONAL WITH            9     2,304,100
                            ----------------------------------------------------
                                SHARED DISPOSITIVE POWER
                            10
--------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11                     2,304,100

-------- -----------------------------------------------------------------------
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
  12               CERTAIN SHARES*           [  ]

-------- -----------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  13
                                                                    21.3%
-------- -----------------------------------------------------------------------
         TYPE OF REPORTING PERSON*
  14                                                                 IN

-------- -----------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

This amends the statement on Schedule 13D (the "Statement") filed with the Commission by Hayden Leason ("Leason") with respect to his ownership of Class A Common Stock, $.001 par value per share of Advanced Photonix, Inc., a Delaware corporation (the "Company"). Unless otherwise defined herein, all capitalized items herein shall have the meaning ascribed to them in the Statement.

Item 5.  Interest in Securities of the Issuer.

(a) As of the date of this Statement, Leason beneficially owned an aggregate of 2,304,100 shares of Class A Common Stock. Such shares of Class A Common Stock represent 21.3% of the outstanding Class A Common Stock of the Company, based on 10,838,260 shares of Class A Common Stock actually outstanding as of June 30, 1998.

(b) Leason has sole power to vote or direct the vote and sole power to dispose or direct the disposition of all shares of Class A Common Stock that he owns.

(c) On June 24, 1998, the purchaser acquired an additional 1,000,000 shares for $0.65 per share for a total purchase price of $650,000.

(d)  Not Applicable

(e)  Not Applicable

Item 6. Contracts Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In addition to the shares shown on the cover page, Mr. Leason purchased an additional 405,000 shares, delivery of which has not yet been made.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: June 30, 1998


                                                       /s/ Hayden Leason
                                                       -----------------
                                                           Hayden Leason